Exhibit 12.1

STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2012		Year ended December 31,
(In thousands)		2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$(42,990)	$(233,131)	$(20,431)	$23,841	$28,839	$23,309
Fixed charges excluding interest from securities operations	10,015	43,722	33,310	12,535	5,911	5,193

Subtotal	(32,975)	(189,409)	12,879	36,376	34,750	28,502
Interest expense from securities operations	4,421	27,763	22,269	34,279	90,699	140,077

Total	$(28,554)	$(161,646)	$35,148	$70,655	$125,449	$168,579

Fixed charges:
Interest expense on long-term debt	$9,538	$40,942	$30,829	$10,344	$3,854	$2,894
Interest factor in rents and other interest-bearing liabilities	477	2,780	2,481	2,191	2,057	2,299

Subtotal	10,015	43,722	33,310	12,535	5,911	5,193
Interest expense from securities operations	4,421	27,763	22,269	34,279	90,699	140,077

Total	$14,436	$71,485	$55,579	$46,814	$96,610	$145,270

Ratio of earnings to fixed charges:
Including interest expense from securities operations	(a )	(c )	0.6	1.5	1.3	1.2
Excluding interest expense from securities operations	(b )	(d )	0.4	2.9	5.9	5.5

(a)	Earnings were inadequate to cover fixed charges by $28.6 million for the three months ended March 31, 2012.

(b)	Earnings were inadequate to cover fixed charges excluding interest expense from securities operations by $33.0 million for the three months ended March 31, 2012.

(c)	Earnings were inadequate to cover fixed charges by $161.6 million for the year ended December 31, 2011.

(d)	Earnings were inadequate to cover fixed charges excluding interest expense from securities operations by $189.4 million for the year ended December 31, 2011.